

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2011

David A. Brown
Chief Executive Officer
Flagstone Reinsurance Holdings, S.A.
37 Val St André
L-1128 Luxembourg
Grand Duchy of Luxembourg

> **Re:** **Flagstone Reinsurance Holdings, S.A.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 16, 2010**
> **Amended Preliminary Proxy Statement**
> **Filed March 25, 2010**
> **File No. 001-33364**

Dear Mr. Brown:

We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director